UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                  SCHEDULE 13D
                                (Amendment No. 5)

                    Under the Securities Exchange Act of 1934

                                   ADECCO S.A.
                                   -----------
                                (Name of Issuer)

            REGISTERED AND BEARER SHARES, NOMINAL CHF 10.00 PER SHARE
            ---------------------------------------------------------
                         (Title of Class of Securities)

                                    H0036T106
                                    ---------
                                 (CUSIP Number)

                                  Ronald Ruepp
                                  KJ Jacobs AG
                                 Seefeldquai 17
                                Postfach CH-8034
                               Zurich, Switzerland
                                 +41 1 388 61 61
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)



                                December 19, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

                                  SCHEDULE 13D

-------------------------------------
CUSIP No. H0036T106
-------------------------------------


--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
          KJ Jacobs AG (formerly known as Jacobs AG)
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                        (b) |_|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS
          N/A
--------- ----------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Switzerland
--------- ----------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY     7        SOLE VOTING POWER
EACH REPORTING PERSON WITH                          21,961,710
                                           -------- ----------------------------
                                           8        SHARED VOTING POWER

                                           -------- ----------------------------
                                           9        SOLE DISPOSITIVE POWER
                                                    21,961,710
                                           -------- ----------------------------
                                           10       SHARED DISPOSITIVE POWER

--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          21,961,710
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                    |_|
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.75%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          CO
--------- ----------------------------------------------------------------------

          This Schedule 13D (Amendment No. 5) is filed on behalf of KJ Jacobs AG (formerly known as Jacobs AG) to disclose changes in beneficial ownership of shares and certain other matters.

Item 1.   Security and Issuer

          No change.

Item 2.   Identity and Background

          No change.

Item 3.   Source and Amount of Funds or Other Consideration

          No change.

Item 4.   Purpose of Transaction

          No change.

Item 5.   Interest in Securities of the Issuer

          (a-b) As of the date of this amendment, KJ Jacobs AG (formerly known as Jacobs AG) (the "Reporting Person") beneficially owns an aggregate of 21,961,710 shares, representing 11.75% of the outstanding common shares. The Reporting Person has sole voting power and sole dispositive power as to all such shares.

          (c) The Reporting Person has not effected any transactions in the common shares during the past 60 days, except that on December 19, 2003, the Reporting Person transferred by way of gift an aggregate of 6,390,670 shares to various members of the family of Klaus J. Jacobs.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of the Issuer beneficially owned by the Reporting Person.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          The Shareholders' Agreement (the "Agreement") entered into on April 20, 1999, between the Reporting Person and Akila S.A., replacing the earlier shareholders' agreement dated May 8, 1996, terminated on May 8, 2002 in accordance with its terms, thereby terminating the arrangement among the Reporting Person, Klaus J. Jacobs, Akila S.A., Phillipe Foriel-Destezet and Akila Finance. This termination was reported on the Issuer's Form 20-F filed on June 24, 2003. Subsequently, the JAG Group (as defined in the Agreement), including the Reporting Person, was dissolved on December 19, 2003.

Item 7.   Material to be Filed as Exhibits

          Not applicable.

                      [SIGNATURE APPEARS ON FOLLOWING PAGE]

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 29, 2003



                                         KJ JACOBS AG



                                         By: /s/ Ronald Ruepp
                                            ------------------------------------
                                            Name:   Ronald Ruepp
                                            Title:  Duly Authorized
                                                    Officer